UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Leafwire, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   June 19, 2019

Physical address of issuer
3476 West 33rd Avenue, Denver, CO 80211

Website of issuer
https://www.leafwire.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$186,617	$368,837
Cash & Cash Equivalents	$125,657	$363,287
Accounts Receivable	$55,100	$5,550
Short-term Debt	$108,765	$42,348
Long-term Debt	$532,430	$280,680
Revenues/Sales	$230,418	$111,012
Cost of Goods Sold	$29,090	$20,763
Taxes Paid	N/A	N/A
Net Income	$-502,160	$-548,474

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

LEAFWIRE, INC.
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
June 15, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Leafwire, Inc. is a Delaware C-Corporation, formed on June 19, 2019.

The Company is located at 3476 West 33rd Avenue, Denver, CO 80211.

The Company's website is https://www.leafwire.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's ability to grow its business depends on laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. Burdensome regulations could slow or stop further development of the cannabis industry, which could have the impact of dampening growth of the cannabis industry. Further, FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could also negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. As a company that supports the cannabis industry, the changes in regulations could make it difficult for the Company to grow as desired.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The financial statements include a "going concern" note. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,716,824 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has engaged in related party transactions. During the years ended December 31, 2020 and 2019, the Company had transaction with a related party including $255,516 and $161,218, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $44,345 in cash balances as of December 7, 2020. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's management holds a below-market ownership stake in the Company given its stage.
Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
We built Leafwire to provide a safe place for the cannabis business community to connect, share news, promote events, find employees and just simply network.

Business Plan
We built Leafwire because the cannabis industry needed a safe, cannabis-focused platform to connect, share news, promote events, find employees and just simply network. Our goal is to build Leafwire to be a Linkedin-like platform for the cannabis and hemp business community.

Leafwire is a 'Freemium' model where members can join for free and choose to pay for some of Leafwire's premium features including advertising in our emails, advertising on the platform, Marketplace Listings, job posts and premium monthly subscriptions.

The cannabis business community has embraced Leafwire and we've generated significant traction over the last 2 years.
> Member Growth - Since Jan. 2019, our member base has grown by 700%, with a current base of more than 36,000 members (as of Oct. 2020)

Engagement - Since Jan. 2019, our Monthly Active Users has grown by 400%, with a current level of more than 25,000 (as of Oct. 2020)

Revenue - Since Feb. 2019 (first month of meaningful revenue in our current revenue stream), our monthly revenue has grown by 500% reaching $25,000+ in Oct. 2020.

As part of our company roadmap, Leafwire intends to:
- Focus significant efforts on growing the Leafwire Job Board
- Launch Leafwire Premium, the premium level of monthly membership
- Add a ticketing functionality to our Events Tab to allow companies to create and manage events via Leafwire
- Build a Leafwire mobile app to provide all of Leafwire's existing functionalities, but also function as an Events App that conference organizers could use when hosting events. Leafwire members could then network with people, not just at home, but while at events and schedule in-person meetings via the Leafwire App
- Add a 'Vouching' functionality where members can recommend companies by 'Vouching' for them and members can see how many 'Vouches' a company has and even see who has 'Vouched' for them

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter Vogel	Chief Executive Officer	CEO of Leafwire; Responsible for Sales, Marketing, Strategic Planning and Management. Leafwire Board Member
Marc Marin	Chief Operating Officer	COO of Leafwire; Responsible for Technical Development Oversight, Strategic Planning and Management
Marion Mariathasasn	Founding Investor and Board Member	Founder and Chairman of Ceylon Solutions; CEO of cannabis compliance company, Simplifya. Leafwire Board Member.
Alain Bankier	Founding Investor and Board Member	Leafwire Board Member.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common A	13,228	YES	NO	N/A	56.1%	
Common B	1,750	NO	NO	N/A	7.4%	
Common C	3,132	NO	NO	N/A	13.3%	

| Preferred Series Seed | 5,475 | YES | YES | N/A | 23.2% | |

The Company has the following debt outstanding:

During 2020, the Company issued $210,000 of convertible note payables, which was in addition to convertible notes raised of $280,680 during 2019. The convertible note capital raise was finalized on February 19, 2021 for additional gross proceeds of $583,374, before transaction fees of $40,141. Total convertible notes raised were $1,074,054.

The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from the date of issuance.

The Company is in the process of extending the convertible note maturity date for debt maturing in November 2021 to November of 2022.

These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of then-outstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.
2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

The Company recognized interest expense of $22,194 and $1,924 during the years ended December 31, 2020 and 2019, respectively.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Marion Mariathasan, Alain Bankier, and Peter Vogel.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwires, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $44,345 in cash on hand as of December 7, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2018	4(a)(b)	Common Equity	$190,000	Working Capital
Seed	August 2019	4(a)(b)	Preferred Equity	$950,000	Working Capital
Seed	March 2021	Regulation CF and Regulation D 506(c)	Convertible Note	$1,074,054	Working Capital

Dilution

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2020 and 2019, the Company had transaction with a related party including $255,516 and $161,218, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: There is a software development company, Ceylon Solutions LLC, owned by two directors and shareholders of the Company, which provides software development services to the Company.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Vogel
_____
(Signature)

Peter Vogel
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Vogel
_____
(Signature)

Peter Vogel
_____
(Name)

CEO, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

June 15, 2021
_____
(Date)

/s/Marc Marin
_____
(Signature)

Marc Marin
_____
(Name)

Chief Operating Officer
_____
(Title)

June 15, 2021
_____
(Date)

/s/Marion Mariathasasn
_____
(Signature)

Marion Mariathasasn
_____
(Name)

Board of Directors
_____
(Title)

June 15, 2021
_____
(Date)

/s/Alain Bankier
_____
(Signature)

Alain Bankier
_____
(Name)

Board of Directors
_____
(Title)

June 15, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



LEAFWIRE, INC.
A Delaware Corporation

Financial Statements
(Unaudited)

December 31, 2020 and December 31, 2019

LEAFWIRE, INC.
Years Ended December 31, 2020 and 2019

Table of Contents

Financial Statements

LEAFWIRE, INC.
BALANCE SHEET
December 31, 2020 and December 31, 2019
(unaudited)

	2020	2019
Assets		
Current Assets		
Cash and Cash Equivalents	$ 125,657	$ 363,287
Accounts Receivable, net	55,100	5,550
Prepaid Expenses	5,860	-
Total Current Assets	186,617	368,837
Total Assets	$ 186,617	$ 368,837
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	19,897	7,615
Accounts Payable - Related Parties	-	32,809
Accrued Payroll and Related Costs	64,750	-
Accrued Interest	24,118	1,924
Total Current Liabilities	108,765	42,348
PPP Loan	41,750	-
Convertible Notes Payable, net	490,680	280,680
Total Liabilities	$ 641,195	$ 323,028
Stockholders' Equity		
Preferred stock, 5,475 and 5,475 shares issued and outstanding at December 31, 2020 and 2019, respectively	5	5
Common Stock Series A, 13,228 and 13,228 shares issued and outstanding at December 31, 2020 and 2019, respectively	13	13
Common Stock Series B, 1,750 and 1,750 shares issued and outstanding at December 31, 2020 and 2019, respectively	2	2
Common Stock Series C, 3,502 and 3,132 shares issued and outstanding at December 31, 2020 and 2019, respectively	3	3
Additional Paid-in Capital	1,262,223	1,260,450
Accumulated Deficit	(1,716,824)	(1,214,664)
Total Stockholders' Equity	(454,578)	45,809
Total Liabilities and Stockholders' Equity	$ 186,617	$ 368,837

LEAFWIRE, INC.

STATEMENT OF OPERATIONS
For the Years Ended December 31, 2020 and 2019
(unaudited)

	2020	2019
Revenue		
Advertising	$ 173,004	$ 95,173
Subscriptions	57,413	15,839
Total Revenue	230,418	111,012
Cost of Services	29,090	20,763
Gross Profit	**201,328**	**90,249**
Operating Expenses		
Payroll and Payroll Related Expenses	201,020	175,726
Advertising and Marketing	90,791	183,980
Computer and Software	259,110	174,647
General and Administrative	33,655	47,433
Contractors	32,502	24,175
Legal and Professional Fees	15,286	23,899
Insurance	13,157	18,692
Commissions	34,000	14,214
Equity Compensation Expense	1,773	4,394
Rent	-	5,640
Total Operating Expenses	**681,294**	**672,799**
Income (Loss) from Operations	(479,966)	(582,550)
Other Expense		
Interest Expense	22,194	1,924
Net Loss before Income Taxes	(502,160)	(584,474)
Provision for Income Taxes	-	-
Net Loss	**$ (502,160)**	**$ (584,474)**

LEAFWIRE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019
(unaudited)

	Leafwire LLC		Leafwire, Inc.										
	Members' Equity		Preferred Stock		Common Stock A		Common Stock B		Common Stock C				Total
	Units	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount	APIC	Retained Earnings	Shareholder's Equity
Balance at December 31, 2017	**2,867**	**$ 5,528**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ 5,528**
Issuance of Units for Cash	9,361	554,340	-	-	-	-	-	-	-	-	-	-	554,340
Issuance of Units for Services	5,882	31,739	-	-	-	-	-	-	-	-	-	-	31,739
Net Income / (Loss)	-	(550,718)	-	-	-	-	-	-	-	-	-	-	(550,718)
Balance at December 31, 2018	**18,110**	**$ 40,889**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ 40,889**
Issuance of Units for Cash	2,823	125,000	-	-	-	-	-	-	-	-	-	-	125,000
Issuance of Units for Services	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Units	-	4,394	-	-	-	-	-	-	-	-	-	-	4,394
Conversion from LLC to C-Corp	(20,933)	(170,283)	2,823	3	13,228	13	1,750	2	3,132	3	800,452	(630,190)	-
Issuance of Shares for Cash	-	-	2,652	3	-	-	-	-	-	-	459,997	-	460,000
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(584,474)	(584,474)
Balance at December 31, 2019	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,132**	**$ 3**	**1,260,449**	**$ (1,214,664)**	**$ 45,809**
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	370	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	1,773	-	1,773
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(502,160)	(502,160)
Balance at December 31, 2020	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,502**	**$ 3**	**1,262,222**	**$ (1,716,824)**	**$ (454,578)**

4

LEAFWIRE, INC.
STATEMENT OF CASH FLOW
For the Years Ended December 31, 2020 and 2019
(unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Loss	$ (502,160)	$ (584,474)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Equity based compensation	1,773	4,394
Changes in operating assets and liabilites:		
Account Receivable	(49,550)	(5,550)
Prepaid Expenses	(5,860)	-
Accounts Payable	12,282	(26,832)
Accounts Payable - related parties	(32,809)	871
Accrued Payroll and related costs	64,750	-
Accrued Interest	22,194	1,924
Net Cash Used by Operating Activities	**(489,380)**	**(609,667)**
Cash Flows from Financing Activities		
PPP Loan	41,750	-
Proceeds from the issuance of membership units	-	125,000
Proceeds from issuance of preferred stock	-	460,000
Proceeds from the issuance of convertible notes	210,000	280,680
Net cash provided by financing activities	**251,750**	**865,680**
Net increase in cash and cash equivalents	(237,630)	256,013
Cash and cash equivalents, beginning	363,287	107,274
Cash and cash equivalents, ending	**$ 125,657**	**$ 363,287**
Noncash transactions:		
Conversion of membership units to stock	$ -	$ 800,473

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwire, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Between May 2014 and December 2016, the FASB issued several Accounting Standards Updates (each, an "ASU" and collectively, "ASUs") on Revenue from Contracts with Customers (Topic 606). These ASUs supersede nearly all existing revenue recognition guidance under current GAAP and requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This standard was adopted on January 1, 2018 and the Company elected to use the modified retrospective transition method which requires application of ASU 2014-09 to uncompleted contracts at the date of adoption. The adoption of the ASUs under 2014-09 did not have a material impact on the financial statements.

Effective January 1, 2019, the Company records revenue from contracts with customers in accordance with ASC Topic 606, "Revenue from Contracts with Customers." Under ASC 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Significant judgment is necessary when making these determinations.

The Company records revenue primarily from two sources: (1) advertising in the Company's emails and on their website and (2) subscriptions to the Company's online marketplace and job listings. The performance obligation related to advertising contracts is the inclusion of the agreed upon advertisement in the contracted media. These contracts may contain multiple advertisements to be run at multiple times over a given period and are settled at the time the advertisement is run. The performance obligation related to subscription contracts is the providing of access to the Company's online marketplace and job listings. This performance obligation is settled over time and is recognized ratably over the subscription period. The Company also recognizes revenue for job placement services and recognizes this revenue upon placement.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Marketing Costs

The Company's marketing costs are expensed as incurred. During the year ended December 31, 2020 and 2019, the Company recognized $90,791 and $183,980 in marketing costs, respectively, with the Company reducing marketing cost during 2020 due to the impact of Covid.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

On July 30, 2019, the Company converted from an LLC to C-corporation and all income taxes prior to the conversion flowed through to the members of the LLC. The federal net operating loss carryforward from conversion through December 31, 2020 is subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred Tax Asset: Net operating loss carryforward	$ 109,693	$ 76,052
Total Deferred Tax Asset	109,693	76,052
Valuation Allowance	(109,693)	(76,052)
	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), ("ASU 2016-02"). The purpose of ASU 2016-02 is to provide financial statement users a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-of-use asset and a lease liability for most operating leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients. Early adoption is permitted. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial position and results of operations.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("ASU 2016-13") "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to certain available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes result in earlier recognition of credit losses. ASU 2016-13 is effective for nonpublic business entities from January 1, 2023.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2021, the date these financial statements were available to be issued.

During 2020, the Company issued $210,000 of convertible note payables, which was in addition to convertible notes raised of $280,680 during 2019. The convertible note capital raise was finalized on February 19, 2021 for additional gross proceeds of $583,374, before transaction fees of $40,141. Total convertible notes raised were $1,074,054.

The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from the date of issuance. These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of then-outstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.

2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,716,824 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company had transaction with a related party including $255,516 and $161,218, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2020 and 2019, the Company issued convertible promissory notes for cash proceeds of $210,000 and $280,680, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from issuance.

Future minimum principal payments, including notes issued subsequent to the year ended December 31, 2020, are as follows for the years ended December 31:

2021	$	390,680
2022		100,000
2023		583,374
2024		-
2025		-
	$	1,074,054

The Company is in the process of extending the convertible note maturity date for debt maturing in November 2021 to November of 2022.

These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of then-outstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.

2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the

Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

The Company recognized interest expense of $22,194 and $1,924 during the years ended December 31, 2020 and 2019, respectively.

NOTE 6 – COMMON STOCK

At December 31, 2020 the Company has three classes of common stock: Class A, Class B, and Class C. The Company had 25,000, 5,000, and 5,000 authorized $0.001 par value shares of Class A, Class B, and Class C common stock, respectively.

During 2019 the Company converted from an LLC to a C-corporation and the Company converted outstanding membership units into the following:
- 13,228 shares of Class A common stock
- 1,750 shares of Class B common stock
- 3,132 shares of Class C common stock

Class B and Class C common shares do not participate in voting matters and have distribution hurdles of $1,000,000 and $3,000,000, respectively.

NOTE 7 – PREFERRED STOCK

At December 31, 2020, the Company has 6,000 authorized $0.001 par value shares of preferred stock, which represents an increase of 1,000 authorized shares from the December 31, 2019 period. There were no authorized or issued and outstanding shares of preferred stock at December 31, 2018. On the date the Company converted from an LLC to a C-corporation the Company converted outstanding membership units into 2,823 shares of preferred stock.

During the year ended December 31, 2019, and after converting into a C-Corp, the Company issued 2,652 shares of preferred stock for cash proceeds of $460,000.

No preferred stock was issued during the year ended December 31, 2020.

NOTE 8 – MEMBERS' EQUITY

During the years ended December 31, 2020 and 2019, the Company issued preferred stock of 0 and 2,652 for cash proceeds of $0 and $460,000, respectively. During the year ended December 31, 2020 the company issued 1,794 of stock options to employees and non-employees for services. During the year ended December 31, 2019, the Company issued 5,882 membership units for services. On June 12, 2019, the Company converted from an LLC to a C-corporation and outstanding membership units of 20,933 into preferred and common stock of the Company. See Note 6 and Note 7.

NOTE 9 – CONCENTRATIONS

At December 31, 2020, 31% of accounts receivable was due from two customers. At December 31, 2019, 84% of accounts receivable was due from two customers. For the years ended December 31, 2020 and 2019, approximately 12% and 65% of revenue were derived from one and two customers, respectively.